RICHARDSON ELECTRONICS, LTD. - 10-Q

Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2340	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FIRST QUARTER FISCAL 2016 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, October 7, 2015: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its first quarter ended August 29, 2015. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Net sales for the first quarter of fiscal 2016 were $37.1 million, a 6.8% increase, compared to net sales of $34.7 million in the prior year. The sales increase primarily reflects growth in the Canvys business of 11.9% and Healthcare business of 147.1%, which included the net sales for International Medical Equipment Systems (“IMES”), acquired in June of this year. Gross margin increased to $11.3 million, or 30.4% of net sales during the first quarter of fiscal 2016, compared to $10.7 million, or 30.7% of net sales during fiscal 2015.

Operating expenses increased to $12.3 million for the first quarter of fiscal 2016, compared to $11.2 million for the first quarter of fiscal 2015. The $1.1 million increase in expenses is due to including the expenses of IMES and investments in the Richardson Healthcare and PMT business units in support of its growth objectives.

As a result, operating loss for the first quarter of fiscal 2016 was $1.0 million, compared to an operating loss for the first quarter of fiscal 2015 of $0.5 million.

Other expense for the first quarter of fiscal 2016 was less than $0.1 million, compared to income of $0.3 million for the first quarter of fiscal 2015.

Net loss for the first quarter of fiscal 2016 was $1.4 million, compared to net loss of $0.1 million during the first quarter of last year.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on November 20, 2015, to common stockholders of record on November 6, 2015.

Cash and investments at the end of our first quarter of fiscal 2016 were $85.3 million. During the first quarter of fiscal 2016, the Company repurchased 567,000 shares of its common stock. As of today, the Company has 10.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“We are pleased with the IMES transaction that closed during the first quarter. The integration of IMES is going well, and our expanded management team is aggressively pursuing new business opportunities,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “Our multi-pronged growth strategy will enable us to increase our product offering, enhance our service capabilities, and expand our customer base while taking advantage of our existing global infrastructure. We will continue to evaluate acquisition targets and make prudent investments in our growth initiatives. We look forward to improving our operating performance, delivering enhanced customer service and returning value to our shareholders,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, October 8, 2015, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s first quarter results for fiscal 2016. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 20539434 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CT on October 9, 2015, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 60014595.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 28, 2015. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value displays, flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	August 29, 2015	May 30, 2015
Assets
Current assets:
Cash and cash equivalents	$68,426	$74,535
Accounts receivable, less allowance of $283	23,989	20,753
Inventories, net	41,188	38,769
Prepaid expenses and other assets	2,289	1,696
Deferred income taxes	782	804
Income tax receivable	381	929
Investments - current	6,342	23,692
Total current assets	143,397	161,178
Non-current assets:
Property, plant and equipment, net	10,832	10,081
Goodwill	3,746	—
Intangible assets, net	6,528	743
Non-current deferred income taxes	1,463	1,443
Investments - non-current	10,511	11,549
Total non-current assets	33,080	23,816
Total assets	$176,477	$184,994
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	14,293	15,768
Accrued liabilities	9,348	10,144
Total current liabilities	23,641	25,912
Non-current liabilities:
Non-current deferred income tax liabilities	1,179	1,209
Other non-current liabilities	995	1,221
Total non-current liabilities	2,174	2,430
Total liabilities	25,815	28,342
Stockholders’ equity
Common stock, $0.05 par value; issued and 11,357 shares at August 29, 2015, and 11,530 shares at May 30, 2015	568	577
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,141 shares at August 29, 2015 and at May 30, 2015	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	62,312	63,252
Common stock in treasury, at cost, 394 shares at August 29, 2015, and no shares at May 30, 2015	(2,269)	—
Retained earnings	86,932	89,141
Accumulated other comprehensive income	3,012	3,575
Total stockholders’ equity	150,662	156,652
Total liabilities and stockholders’ equity	$176,477	$184,994

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive Loss

(in thousands, except per share amounts)

	Three Months Ended
	August 29, 2015	August 30, 2014
Statements of Comprehensive Loss
Net sales	$37,071	$34,699
Cost of sales	25,809	24,041
Gross profit	11,262	10,658
Selling, general, and administrative expenses	12,267	11,182
(Gain) loss on disposal of assets	(1)	9
Operating loss	(1,004)	(533)
Other (income) expense:
Investment/interest income	(191)	(256)
Foreign exchange (gain) loss	182	(57)
Other, net	36	(2)
Total other income	27	(315)
Loss before income taxes	(1,031)	(218)
Income tax provision (benefit)	368	(135)
Net loss	(1,399)	(83)
Foreign currency translation loss, net of tax	(503)	(968)
Fair value adjustments on investments gain (loss)	(60)	25
Comprehensive loss	$(1,962)	$(1,026)
Loss per share:
Common shares - Basic	$(0.10)	$(0.01)
Class B common shares - Basic	$(0.10)	$(0.01)
Common shares - Diluted	$(0.10)	$(0.01)
Class B common shares - Diluted	$(0.10)	$(0.01)
Weighted average number of shares:
Common shares - Basic	11,486	11,822
Class B common shares - Basic	2,141	2,182
Common shares - Diluted	11,486	11,822
Class B common shares - Diluted	2,141	2,182
Dividends per common share	$0.060	$0.060
Dividends per Class B common share	$0.054	$0.054

Richardson Electronics, Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	August 29, 2015	August 30, 2014
Operating activities:
Net loss	$(1,399)	$(83)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	485	366
Gain on sale of investments	(11)	(3)
Gain on disposal of assets	(1)	—
Share-based compensation expense	90	120
Deferred income taxes	1	(79)
Change in assets and liabilities, net of effect of acquired business:
Accounts receivable	(2,525)	(372)
Income tax receivable	548	2,308
Inventories, net	(593)	(2,110)
Prepaid expenses and other assets	(581)	135
Accounts payable	(1,521)	101
Accrued liabilities	(804)	(662)
Non-current deferred income tax liabilities	228	—
Long-term liabilities-accrued pension	(465)	—
Other	35	(49)
Net cash used in operating activities	(6,513)	(328)
Investing activities:
Cash consideration paid for acquired business	(12,209)	—
Capital expenditures	(984)	(834)
Proceeds from maturity of investments	18,350	30,482
Purchases of investments	—	(32,362)
Proceeds from sales of available-for-sale securities	100	37
Purchases of available-for-sale securities	(100)	(37)
Other	60	(28)
Net cash provided by (used in) investing activities	5,217	(2,742)
Financing activities:
Repurchase of common stock	(3,308)	(488)
Proceeds from issuance of common stock	—	158
Cash dividends paid	(806)	(828)
Other	(4)	1
Net cash used in financing activities	(4,118)	(1,157)
Effect of exchange rate changes on cash and cash equivalents	(695)	(441)
Decrease in cash and cash equivalents	(6,109)	(4,668)
Cash and cash equivalents at beginning of period	74,535	102,752
Cash and cash equivalents at end of period	$68,426	$98,084

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the First Quarter of Fiscal 2016 and Fiscal 2015

(in thousands)

By Strategic Business Unit:

Net Sales
	Q1 FY 2016	Q1 FY 2015	% Change
PMT	$27,195	$27,438	(0.9)%
Canvys	6,681	5,968	11.9%
Healthcare	3,195	$1,293	147.1%
Total	$37,071	$34,699	6.8%

Gross Profit
	Q1 FY 2016	% of Net Sales	Q1 FY 2015	% of Net Sales
PMT	$8,138	29.9%	$8,686	31.7%
Canvys	1,709	25.6%	1,656	27.7%
Healthcare	1,415	44.3%	316	24.4%
Total	$11,262	30.4%	$10,658	30.7%